

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Elvira Baracuhy Cavalcanti Presta
Chief Financial Officer
Brazilian Electric Power Company
Rua da Quitanda, 196 - 24th floor
Centro, CEP 20091-005
Rio de Janeiro, RJ, Brazil

> **Re: Brazilian Electric Power Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed May 6, 2022**
> **File No. 001-34129**

Dear Ms. Presta:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1. Please amend your filing to include an audit report from your auditor that covers the financial statements for the year ended December 31, 2019. Refer to Item 8.A.3 of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at 202-551-3476 or Myra Moosariparambil at 202-551-3796 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation